Exhibit 99.1

                                  NEWS RELEASE

Media Contacts: Christopher Ljungkull            Daryn Teague
                Legal Research Center            Teague Communications
                (800) 776-9377 or                (661) 297-5292 or
                crl@lrci.com                     teaguecomm@aol.com

Legal Research Center Reports

Third Quarter Earnings

Minneapolis - November 12, 2002 - Legal Research Center, Inc. (OTC: LRCI), the nation's leading provider of outsourced legal research and writing services, today reported its results for the third quarter ended September 30, 2002.

      For the quarter, LRC reported revenues of $566,646, compared to $1,144,936 for the third quarter of 2001. The company reported a loss for the third quarter of ($128,664) or ($.06) per share, compared to earnings of $65,424 or $.03 per share for the third quarter last year.

      The latest reported financial results bring year-to-date revenues to $1,599,814, compared to $4,347,459 for the first nine months of 2001. Net loss for the first nine months is ($346,389) or ($0.15) per share, compared to net income of $350,493 or $0.14 per share for the same period a year ago.

      "While our core business continued to suffer in the last 90 days from the post-September 11th slowdown in legal services and the prolonged economic downturn, revenues have now grown in two consecutive quarters and we've made steady progress back to profitability - which we expect to achieve in the last quarter of this challenging year," said Christopher Ljungkull, chief executive officer of Minneapolis-based LRC.

                                     (more)

Legal Research Center Announces 3Q02 Results
Page Two

      According to Ljungkull, the company has been able to limit its losses in spite of the significant revenue decline this year by implementing a flexible cost structure and exercising vigilance with holding the line on administrative expenses.

      "We started the fourth quarter on a promising note with the official launch of AskFirst, a unique Web-based knowledge management platform from LRC that enables corporate law departments to securely retrieve, share and reuse their research workproduct, regardless of who created it or where it resides," said James Seidl, president of LRC. "This product was warmly received last month at the 2002 American Corporate Counsel Association Annual Meeting. I am very encouraged by the early success of this new product offering and believe that it will be an important new source of revenue for LRC looking ahead to 2003."

      Seidl also explained that sales of LRC's Web-based legal compliance training services continued to grow in the last quarter, and that the company is once again seeing growth in its core business of outsourced legal research and writing services.

      Legal Research Center (www.lrci.com) has been helping corporate law departments and their outside counsel reduce their research costs and efficiently manage their legal knowledge for nearly 25 years. LRC's primary services are outsourced legal research, knowledge management, and compliance e-training. LRC's research attorneys are honors graduates who have practiced law for at least two years, and many for over twenty-five, in major law firms and corporate law departments throughout the United States. The corporate vision of LRC is to remain the nation's premier provider of outsourced legal research, knowledge management, and compliance e-training services, culturally committed to operational excellence, customer intimacy and product/service innovation.

Statements contained here, other than historical data, may be forward-looking and subject to risks and uncertainties including, but not limited to the continuation of revenues through the company's strategic alliances and the successful development of other new business, as well as those set forth in the company's 10-KSB, 10-QSB and other SEC filings.

                                      # # #

LEGAL RESEARCH CENTER, INC.

Condensed statements of operations
      (unaudited)

                                                            Three Months                 Nine Months
                                                         Ended September 30,          Ended September 30,
                                                      -------------------------   -------------------------
                                                          2002          2001          2002         2001
                                                      -------------------------   -------------------------
Revenue                                               $   566,646    $1,144,936   $ 1,599,814    $4,347,459
Income (loss) from operations                         $  (228,273)   $   91,469   $  (622,858)   $  513,114
Net income (loss)                                     $  (128,664)   $   65,424   $  (346,389)   $  350,493
Net income (loss) per common share:
                                              Basic   $     (0.06)   $     0.03   $     (0.15)   $     0.14
                                            Diluted   $     (0.06)   $     0.02   $     (0.15)   $     0.13

Weighted average common shares ourstanding:
                                              Basic     2,250,392     2,536,287     2,336,612     2,549,178
                                            Diluted     2,250,392     2,712,041     2,336,612     2,741,645

Condensed balance sheets
      (unaudited)

                                                                  September 30,
                                                                      2002
                                                                  ------------

Current assets                                                     $ 1,428,003
Furniture and equipment, net                                            66,755
Other assets                                                         1,534,282
                                                                  ------------
  Total assets                                                     $ 3,029,040
                                                                  ============

Current liabilities                                                  $ 183,268
Long-term liabilities                                                   78,185
Stockholders' equity                                                 2,767,587
                                                                  ------------
  Total liabilities and stockholders' equity                       $ 3,029,040
                                                                  ============